

NEWS RELEASE

ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1
T. 403-298-2200
www.enerplus.com

July 8, 2021

Enerplus to Report Second Quarter 2021 Results August 5

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the second quarter of 2021 after market close on Thursday, August 5, 2021. A results conference call will follow on Friday, August 6, 2021, hosted by Enerplus' President & CEO, Ian C. Dundas, to discuss the results. Details of the conference call are noted below.

Second Quarter of 2021 Results Live Conference Call Details
Date: Friday, August 6, 2021
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 1-888-390-0546 (Toll Free)
Conference ID: 07577276
Audiocast: https://produceredition.webcasts.com/starthere.jsp?ei=1470850&tp_key=75a2e3927a

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:
Dial-In: 416-764-8677
            1-888-390-0541 (Toll Free)
Passcode: 577276 #

Electronic copies of our 2021 interim and 2020 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Investor Contacts

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304